UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated December 10, 2013

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___	Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:-

1.                                    A news release dated 11 November 2013 entitled ‘Vodafone Foundation Instant Network Deployed to Philippines to support victims of Typhoon Haiyan’

2.                                    A news release dated 22 November 2013 entitled ‘Vodafone launches Mobile Wallet service in Europe’

3.                                    Stock Exchange Announcement dated 15 November 2013 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

4.                                    Stock Exchange Announcement dated 29 November 2013 entitled ‘Vodafone Group Plc Voting Rights and Capital’

11 November 2013

VODAFONE FOUNDATION INSTANT NETWORK DEPLOYED TO PHILIPPINES TO SUPPORT

VICTIMS OF TYPHOON HAIYAN

The Vodafone Foundation Instant Network will today be deployed in the Philippines to enable humanitarian workers to carry out life-saving work and people to locate loved ones following the catastrophic typhoon.

A team travelled to the Philippines this weekend at the request of Smart Communications, Inc. to deploy two Vodafone Foundation Instant Networks to Palo, a region 15km south of Tacloban, one of the worst affected parts of the Philippines. The portable network, which fits in to four suitcases, weighs 100kg and can be transported on commercial flights, was transported to the country within 24 hours of the typhoon hitting.

The portable networks will be deployed by Smart, with the assistance of four volunteers from Vodafone Hungary and Vodafone New Zealand and a team from Télécoms Sans Frontières. Oisin Walton, Vodafone Foundation Instant Network Manager, who has 10 years’ experience in emergency telecommunications, is leading the deployment.

The Vodafone Foundation Instant Network is a portable mobile phone network and is light enough to travel in the back of a car or on commercial flights, which enables a quick response to disasters.  Consisting of an antenna, a foldable mast, an industrial computer and base transceiver station, the equipment is powered by generators.

Vodafone Foundation Instant Network was also deployed in the Philippines last December during Typhoon Bopha, where almost 300,000 calls were made in 17 days. In the last 12 months, the programme has provided support in South Sudan and the Democratic Republic of Congo.

Andrew Dunnett, Vodafone Group Director Sustainability & Vodafone Foundation, said:

“This is the second time in 12 months we have deployed the network to the Philippines.  We hope it will not only provide much-needed network support for aid agencies, but will enable those people caught in the most devastated areas with no means of communication to connect with their loved ones outside of those areas”.

For further information:

Vodafone Group

Media Relations

+44 (0) 1635 664444

About the Vodafone Foundation

The Vodafone Foundation invests in the communities in which Vodafone operates and is at the centre of a network of global and local social investment programmes.  In countries in which Vodafone operates, social investment is delivered by a unique footprint of 28 Vodafone Foundations and social investment programmes. These programmes are directed and chosen by the Foundation Trustees and receive funding from the Vodafone Foundation in the UK as well as their local Vodafone company. The Vodafone Foundation is a registered charity in England and Wales (registered number 1089625).

22 November 2013

VODAFONE LAUNCHES MOBILE WALLET SERVICE IN EUROPE

Vodafone announced today the launch of its mobile wallet service that will enable customers to make a wide range of everyday transactions with a simple wave or touch of their smartphone.  Vodafone’s mobile wallet is the first European mobile payment service built on the GlobalPlatform1 open standard, which makes it easy for organisations, including banks, retailers and transport companies, to host services in the wallet.

The Vodafone Wallet allows customers to leave their cards and coins at home and manage their daily transactions efficiently and securely using their smartphone. In addition to enabling customers to pay for everyday goods, the Vodafone Wallet will also be able to hold travel cards, loyalty cards, gift cards and vouchers, complementing and over time replacing the plastic cards in a customer’s wallet or purse.

Vodafone SmartPass, a service developed in partnership with Visa, is the first mobile payment app available for the wallet. Vodafone SmartPass can be funded when needed and enables customers to pay for goods with their smartphone at any Visa contactless payment terminal in retailers around the world, including more than 1.2 million in Europe.

The Vodafone Wallet uses Near Field Communications (NFC) technology and equivalent EMV-compliant2 payment technologies to send encrypted data over short distances, allowing it to support secure transactions in both payment and non-payment environments. If a customer’s mobile phone is lost or stolen they can contact the Vodafone customer care team to have their phone and mobile wallet blocked.

Other features of the Vodafone Wallet include:

•                 easy to use - registration can be completed by downloading an app;

•                 highly secure - personal details are stored securely on the latest mobile SIM card and the details on the SIM card can be wiped remotely; and

•      choice of handsets - the service will initially be available on NFC-enabled smartphones from Samsung, Sony and HTC3, with plans to expand the range rapidly in 2014.

Vodafone Wallet and Vodafone SmartPass will launch in Spain today, Germany mid-December and the Netherlands, UK and Italy in spring 2014. Vodafone is also working with major European banks to integrate their card portfolios into the wallet. Vodafone will announce further details in due course.

Christian Wirtz, Group mCommerce director, Vodafone, said: “The Vodafone Wallet offers our customers the speed, simplicity and convenience of managing everyday transactions with their smartphone.  By building our service on the latest GlobalPlatform standard as opposed to a proprietary system, our mobile wallet is open to all third-party service providers, including banks and financial institutions, and we are focused on delivering the broadest service portfolio possible.”

Sandra Alzetta, Executive Director at Visa Europe, said: “We’re proud to be taking the mobile payments ecosystem a further step forward with the launch of the SmartPass app and accompanying microtag, the first fruits of our partnership with Vodafone. Customers across Europe will be able to make secure mobile contactless payments through the Visa prepaid card in the SmartPass service, as well as take advantage of the benefits offered by a truly open mobile wallet; backed by all the security, trust and acceptance the Visa brand represents.”

Vodafone SmartPass – the first available mobile payment service

Vodafone SmartPass allows customers to transfer funds to their mobile phone regardless of which bank they use, making it simple for them to make payments at any location with a Visa contactless terminal without getting their wallet or purse out.  Customers can also check their balance, make higher value purchases of more than £20/€25 (limits vary by country) securely using a PIN as well as transfer funds securely to other SmartPass users.

Vodafone SmartPass offers customers a convenient and secure alternative to carrying cash with the added benefit of being able to keep track of their finances with real-time notifications and alerts as transactions are completed.

SmartPass Tag - for customers with non-compatible phones

If a customer does not have a NFC compatible smartphone, they can still use the mobile payment solution by downloading the Vodafone SmartPass app and applying for an ‘NFC tag’ that can be attached to their device.  Customers can top up via the Vodafone SmartPass App and pay by tapping their phone at a point of sale.  Customers with a feature phone can still use the tag but need to fund the account via a website.

Note to Editors

Security through partnership

Today’s launch follows extensive development work with world-leading industry partners, including CorFire, Gemalto, Wirecard and Visa to ensure a fast, easy-to-use and secure payment process.

The Vodafone mobile wallet uses the next generation SIM cards, which were developed specially to store sensitive data like payment credentials to protect from any fraudulent use.

The data is loaded onto the SIM using Trusted Service Management (TSM) systems. The TSM is a crucial part of securing any NFC-enabled mobile wallet. It is responsible for things like provisioning accounts in real-time and associating them with a user’s mobile device. Both, the SIM and TSM, adhere to international standards set by Global Platform, a leading cross-industry organization.

The Vodafone Wallet application was developed by CorFire based on its CorPay platform and Gemalto provides Vodafone with its mobile operator TSM system and the compatible SIM cards.  The Vodafone SmartPass service was delivered with the continuous support of Visa – which facilitated Vodafone’s move into the mobile payments - and Wirecard, Europe’s leading specialist for payment processing and issuing services.

1GlobalPlatform standard is a cross industry, non-profit association with financial services, manufacturers and telecommunications companies among its members. It identifies, develops and publishes specifications that promote the secure and interoperable deployment and management of multiple applications on secure chip technology.

2EMV is a global standard for credit and debit payment cards based on chip card technology.

3NFC-compatible handsets include the Samsung S3, S3 LTE, S3 mini, S4, S4 mini, Sony Xperia Z and HTC One.

For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 7919 990 230	Tel: +44 (0) 1635 664444

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 411 million customers in its controlled and jointly controlled markets as of 30 September 2013. Vodafone has equity interests in telecommunications operations in nearly 30 countries and around 50 partner networks worldwide. For more information, please visit: www.vodafone.com.

15 November 2013

At 10:43

RNS: 1470T

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 14 November 2013 by Computershare Trustees Limited that on 13 November 2013 the following director and persons discharging managerial responsibility acquired an interest in the following number of ordinary shares of US$0.11 3/7 each in the Company at the price of 228.55p per share pursuant to the rules of the Vodafone Share Incentive Plan:

Andy Halford*	108
Nick Jeffery	108
Matthew Kirk	110
Ronald Schellekens	108

* Denotes Director of the Company

29 November 2013

RNS: 1856U

VODAFONE GROUP PLC

VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market of the following:

Vodafone’s issued share capital consists of 52,821,686,866 ordinary shares of U.S.$0.11 3/7 each with voting rights, of which 4,357,681,799 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 48,464,005,067.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated:	December 10, 2013	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary